
May 14, 2020

M. Jay Allison
Chief Executive Officer
Comstock Resources, Inc.
5300 Town and Country Blvd., Suite 500
Frisco, Texas 75034

      Re: Comstock Resources, Inc.
          Registration Statement on Form S-3
          Filed May 8, 2020
          File No. 333-238113

Dear Mr. Allison:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Laura Nicholson at (202) 551-3584 with any questions.

             Sincerely,

             Division of Corporation Finance
             Office of Energy & Transportation

cc: Jack E. Jacobsen